Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-115400

PROSPECTUS SUPPLEMENT NO. 2

50,025,000 Shares

SMTC CORPORATION

Common Stock

This prospectus supplement amends the prospectus dated June 28, 2004 related to common stock that may be issued in exchange for exchangeable shares of SMTC Manufacturing Corporation of Canada to include information related to the financial condition and the results of operations for SMTC Corporation as of and for the quarter ended October 3, 2004.

This prospectus supplement should be read in conjunction with the prospectus dated June 28, 2004 and Prospectus Supplement No. 1 dated August 18, 2004, which are to be delivered with this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 17, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 3, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-31051

SMTC CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	98-0197680
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

635 HOOD ROAD

MARKHAM, ONTARIO, CANADA L3R 4N6

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(905) 479-1810

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether SMTC Corporation: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of November 1, 2004, SMTC Corporation had 7,775,181 shares of common stock, par value $0.01 per share, and one share of special voting stock, par value $0.01 per share, outstanding. As of November 1, 2004, SMTC Corporation’s subsidiary, SMTC Manufacturing Corporation of Canada, had 6,866,152 exchangeable shares outstanding (not including 1,082,159 exchangeable shares held by an affiliate, SMTC Nova Scotia Company), each of which is exchangeable into one share of common stock of SMTC Corporation.

SMTC Corporation

Form 10-Q

SMTC CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

	October 3, 2004	December 31, 2003
		(audited)
Assets

Current assets:
Cash (note 4)	$—	$167
Accounts receivable, net of an allowance for doubtful accounts of $1,576 (December 31, 2003 - $2,096)	28,603	41,318
Inventories (note 3)	32,124	31,463
Prepaid expenses	1,576	1,922

	62,303	74,870

Capital assets	27,530	30,805
Other assets	4,990	3,088

	$94,823	$108,763

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities:
Accounts payable	$21,564	$40,565
Accrued liabilities	13,989	18,843
Income taxes payable	1,612	355
Current portion of long-term debt (note 4)	3,800	70,077
Current portion of capital lease obligations	345	193

	41,310	130,033

Long-term debt (note 4)	35,910	—
Capital lease obligations	273	35

Shareholders’ equity (deficiency):
Capital stock (note 5)	65,346	55,911
Warrants (note 5)	10,372	1,523
Loans receivable	(5)	(5)
Additional paid-in capital (note 5)	191,020	174,483
Deficit	(249,403)	(253,217)

	17,330	(21,305)

	$94,823	$108,763

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Revenue	$60,849	$76,973	$196,578	$229,220
Cost of sales (note 9)	53,513	68,828	175,055	208,393

Gross profit	7,336	8,145	21,523	20,827
Selling, general and administrative expenses (note 9)	3,956	4,562	12,461	14,019
Amortization	—	997	2,330	2,941
Restructuring charges (recoveries) (note 9)	(668)	8	(668)	(113)

Operating earnings	4,048	2,578	7,400	3,980
Interest	1,065	1,072	3,555	3,911

Earnings before income taxes and discontinued operations	2,983	1,506	3,845	69
Income tax expense (note 7)	99	204	868	34,839

Earnings (loss) from continuing operations	2,884	1,302	2,977	(34,770)
Earnings (loss) from discontinued operations (note 10)	—	1,329	837	(2,422)

Net earnings (loss)	$2,884	$2,631	$3,814	$(37,192)

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$0.20	$0.23	$0.31	$(6.06)

Earnings (loss) per share from discontinued operations	—	0.23	0.08	(0.42)

Basic earnings (loss) per share	$0.20	$0.46	$0.39	$(6.48)

Diluted earnings (loss) per share	$0.20	$0.46	$0.39	$(6.48)

Weighted average number of common shares used in the calculations of earnings (loss) per share (note 6):
Basic	14,641,345	5,737,956	9,755,731	5,737,956
Diluted	14,641,345	5,739,511	9,763,539	5,737,956

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)

(Expressed in thousands of U.S. dollars)

Nine months ended October 3, 2004

(Unaudited)

	Capital stock	Warrants	Additional paid-in capital	Loans receivable	Net earnings (deficit)	Shareholders’ equity
Balance, December 31, 2003	$55,911	$1,523	$174,483	$(5)	$(253,217)	$(21,305)
Private placement of Special warrants, net of costs	18,983	7,617	—	—	—	26,600
Consideration issued upon conversion of debt, net of costs	112	2,755	6,754	—	—	9,621
Cancellation of warrants (note 5(c))	—	(1,523)	(232)	—	—	(1,755)
Cancellation of warrants (note 5(c))	—	—	355	—	—	355
Conversion of shares from exchangeable to common stock	(9,660)	—	9,660	—	—	—
Net earnings for the period	—	—	—	—	3,814	3,814

Balance, October 3, 2004	$65,346	$10,372	$191,020	$(5)	$(249,403)	$17,330

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Cash provided by (used in):

Operations:
Net earnings (loss)	$2,884	$2,631	$3,814	$(37,192)
Items not involving cash:
Amortization	—	997	2,330	2,941
Depreciation	1,316	1,735	4,235	6,465
Other	428	—	428	—
Deferred income taxes	—	—	—	34,325
Gain on disposition of capital assets	—	—	(15)	(25)
Impairment of assets	—	37	—	37
Loss on disposition of discontinued operation (note 10)	—	235	—	3,461
Gain on disposal of assets previously written down	—	(69)	—	(277)
Discount on prepayment of shareholder loans	—	—	—	389
Change in non-cash operating working capital:
Accounts receivable	3,478	(8,354)	12,715	4,496
Inventories	2,466	(5,468)	(661)	2,157
Prepaid expenses	1,231	166	346	1,117
Income taxes recoverable/payable	590	517	1,257	1,107
Accounts payable	(6,691)	(414)	(19,001)	(7,757)
Accrued liabilities	(1,731)	(2,525)	(6,490)	(10,255)

	3,971	(10,512)	(1,042)	989

Financing:
Repayment of pre-existing long-term debt	—	(8,058)	(40,000)	(15,558)
Increase in pre-existing long-term debt	—	15,820	—	7,891
Increase (decrease) in long-term debt	(3,863)	—	9,721	—
Principal payments on capital lease obligations	(74)	(57)	(207)	(152)
Net proceeds from issuance of shares	—	—	25,849	—
Net proceeds from issuance of warrants	—	—	8,972	—
Deferred financing fees	—	—	(3,265)	—
Repayment of shareholder loans	153	—	153	3,795

	(3,784)	7,705	1,223	(4,024)

Investments:
Purchase of capital assets	(238)	(49)	(363)	(137)
Proceeds from sale of capital assets	—	102	15	335
Proceeds from sale of discontinued operations (note 10)	—	3,058	—	3,058
Other	—	—	—	30

	(238)	3,111	(348)	3,286

Increase (decrease) in cash	(51)	304	(167)	251
Cash, beginning of period	51	317	167	370

Cash, end of period	$—	$621	$—	$621

SMTC CORPORATION

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Supplemental disclosures:
Cash paid during the period:
Income taxes	$295	$—	$373	$144
Interest	612	1,278	3,967	2,662

Non-cash transactions:
Repayment of long term debt and existing warrants by issuance of shares and warrants (see notes 4 and 5)	—	—	10,000	—

Issuance of warrants	—	268	—	268

Increase in other assets and accrued liabilities	—	—	1,636	—

Acquisition of equipment under capital lease	597	—	597	—

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

1.	Basis of presentation:

The Company’s accounting principles are in accordance with accounting principles generally accepted in the United States.

The accompanying unaudited interim consolidated balance sheet as at October 3, 2004, unaudited consolidated statements of operations for the three and nine month periods ended October 3, 2004 and September 28, 2003, unaudited consolidated statement of changes in shareholders’ equity (deficiency) for the nine month period ended October 3, 2004, and unaudited consolidated statements of cash flows for the three and nine month periods ended October 3, 2004 and September 28, 2003 have been prepared on substantially the same basis as the annual consolidated financial statements.

On October 4, 2004 the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, resulting in 7,775,181 common shares outstanding and 6,866,152 exchangeable shares outstanding. All share information relating to shares outstanding and all employee stock options and warrants have been retroactively adjusted to reflect the reverse stock split.

Management believes these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position, operating results and cash flows for the periods presented. The results of operations for the three and nine month periods ended October 3, 2004 are not necessarily indicative of results to be expected for the entire year. These unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.	Stock-based compensation:

The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25. Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price. The Company has provided the pro forma disclosures required by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (“Statement 148”).

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

2.	Stock-based compensation (continued):

The table below sets out the pro forma amounts of net earnings (loss) per share that would have resulted if the Company had accounted for its employee stock plans under the fair value recognition provisions of Statement 123.

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Net earnings (loss), as reported	$2,884	$2,631	$3,814	$(37,192)
Stock-based compensation expense	(37)	(274)	(81)	(932)

Pro forma earnings (loss)	2,847	2,357	3,733	(38,124)

Basic earnings (loss) per share, as reported	$0.20	$0.46	$0.39	$(6.48)
Stock-based compensation expense	—	(0.05)	(0.01)	(0.16)

Pro forma basic earnings (loss) per share	0.20	0.41	0.38	(6.64)

Diluted earnings (loss) per share, as reported	$0.20	$0.46	$0.39	$(6.48)
Stock-based compensation expense	—	(0.05)	(0.01)	(0.16)

Pro forma diluted earnings (loss) per share	0.20	0.41	0.38	(6.64)

No stock-based compensation expense has been recorded in the statement of operations for the three and nine months ended October 3, 2004 and September 28, 2003.

The estimated fair value of options is calculated at the date of grant, is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with assumptions made as to the risk-free interest rate, dividend yield, expected life and volatility. During the three months ended October 3, 2004 the Company granted 30,000 options to purchase common stock at an exercise price of $2.75 per share, the fair market value on the date of grant. During the nine months ended October 3, 2004, the Company granted 30,000 options to purchase common stock at an exercise price of $4.00 per share, the fair market value on the date of grant, and 30,000 options at an exercise price of $2.75 per share, the fair market value on the date of grant. There were no options issued during the third quarter of 2003. During the nine months ended September 28, 2003, the Company granted 8,000 options to purchase common stock at an exercise price of $3.75 per share, the fair market value on the date of grant. During the three and nine months ended October 3, 2004, the Company recorded a pro-forma stock-based compensation expense of $37 and $81, respectively for unvested stock options.

The estimated fair value of options is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended
	October 3, 2004	September 28, 2003
Risk-free interest rate	4.9%	4.0%
Dividend yield	—	—
Expected life	4	4
Volatility	120.0%	125.0%

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

3.	Inventories:

	October 3, 2004	December 31, 2003
Raw materials	$18,143	$16,229
Work in process	5,790	7,037
Finished goods	7,673	7,621
Other	518	576

	$32,124	$31,463

4.	Long-term debt:

	October 3, 2004	December 31, 2003
Senior Debt – Revolving (a)	$9,653	$63,135
Senior Debt – Term (a)	1,244	—
Subordinated Debt (b)	27,500	6,942
Other (b)	1,313	—

	39,710	70,077

Less current portion	3,800	70,077

	$35,910	$—

In connection with the initial public offering completed on July 27, 2000, the Company and certain of its subsidiaries entered into a credit agreement (the “Credit Agreement”) that provided for an initial term loan and amounts made available under revolving credit loans, swing line loans and letters of credit. Between July 27, 2000 and May 31, 2004, the Company and its lenders amended the Credit Agreement from time to time.

On June 1, 2004, the Company announced that it completed a recapitalization. The June 1, 2004 recapitalization consisted of three main components: a private placement of equity securities, a new secured credit facility and a transaction with the Company’s pre-existing lenders to repay a portion of and restructure a portion of the Company’s existing debt obligations under the Credit Agreement, which was amended and restated as of such date. Prior to closing on June 1, 2004 the Company had total indebtedness outstanding under the Credit Agreement of $77,500, consisting of a term loan of $4,200 and amounts outstanding under the revolving credit loan and swing line loans of $73,300.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

4.	Long-term debt (continued):

(a) Senior Debt:

On June 1, 2004, the Company entered into a 3-year $40,000 revolving credit facility and a $1,400 term loan facility with Congress Financial Corporation and its affiliates (“Congress”), which was used in part to repay a portion of the outstanding debt under the Credit Agreement and to fund future working capital needs. The availability under the Congress credit facilities are subject to certain borrowing base conditions based on the eligible inventory and accounts receivable of the Company and the revolving credit facility bears interest at a rate of 0.5% in excess of the Canadian prime rate for Canadian denominated loans and 0.5% in excess of the US prime rate for US denominated loans. The Congress credit facilities are secured by the present and future assets of the Company, and require the Company to be in compliance with a financial covenant based on achieving certain EBITDA (earnings before interest, taxes, depreciation and amortization) targets during the term of the facility. The initial term of the revolving credit facility is three years, with a one-year renewal period at the option of the lender, at which time the facility would become annually renewable. The term loan bears interest at a rate of 1% in excess of the US prime rate.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist. Previous to the letter of understanding, the revolving credit facility required a lock-box arrangement, where all customer remittances were swept daily to reduce the borrowings outstanding. The original lock-box arrangement, combined with the existence of subjective acceleration clauses, required the Company to classify the borrowings under the revolving credit facility as a current liability on the balance sheet, pursuant to the guidance in the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 95-22, “Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement.” Accordingly, the Company is required to restate its balance sheet as at July 4, 2004 to reclassify the borrowings outstanding under the revolving credit facility as a current liability rather than a long-term liability as originally recorded. The Company filed a Form 8-K with the United States Securities and Exchange Commission on November 8, 2004 announcing the need for the restatement.

Because of the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses, the debt has been classified as long-term. The letter of understanding, although signed subsequent to the third quarter of 2004, qualifies as a refinancing of the revolving credit facility in effect at October 3, 2004 and as such, the debt is classified as long-term at October 3, 2004.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

4.	Long-term debt (continued):

The subjective acceleration clauses allow the lenders to forego additional advances should they determine certain conditions exist, including a material adverse effect on the Company’s business, assets, operations, prospects or financial condition. Management believes that no conditions have occurred that would result in subjective acceleration by the lenders, nor do they believe that any such conditions will exist over the next twelve months. Furthermore, Congress has not informed the Company that any such condition or event has occurred.

Should the Company elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. Pursuant to the letter of understanding, the Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2,500 or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

The Company incurred costs of $1,400 related to the completion of the Congress credit facilities. These costs were recorded as a non-current deferred charge, and are being amortized as additional interest expense over the term of the credit facility.

Under the Congress revolving credit facility, daily cash collections automatically pay down the credit facility, minimizing the revolver outstanding.

The revolving credit and term loan facilities and the Credit Agreement (as amended on June 1, 2004) are jointly and severally guaranteed by and secured by the assets of the Company and the assets and capital stock of each of the Company’s subsidiaries (other than certain foreign subsidiaries) and its future subsidiaries. The security interest granted to Congress ranks senior to the security interest of the pre-existing lenders.

(b) Subordinated Debt:

On June 1, 2004 the Company completed a transaction with the Company’s pre-existing lenders under which the Company satisfied a portion of its indebtedness outstanding under the Credit Agreement. The Company paid consideration with a fair value of $50,000, comprised of a cash payment of $40,000 and $10,000 of common stock of the Company and warrants (see note 5(b)), in exchange for a reduction of debt with a par value of $50,000 and cancellation of the warrants issued and to be issued to such lenders under the Credit Agreement.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

4.	Long-term debt (continued):

The pre-existing lenders converted the remaining $27,500 of outstanding indebtedness into a tranche A term loan in the amount of $15,000 and a tranche B term loan in the amount of $12,500 under the Amended Credit Agreement. The tranche A term loan matures on December 31, 2007 and bears interest at the U.S. base rate plus 2.5%. The tranche B term loan matures December 31, 2008 and bears interest at a rate equal to 8% payment in kind (“PIK”) interest plus 4% cash interest during the period the tranche A term loan is outstanding and 6% PIK interest plus 6% cash interest thereafter. The tranche B PIK interest is added to the outstanding principal balance during the term of the loan.

The Company accounted for the transactions with the pre-existing lenders as a modification of debt. The Company allocated the fair value of the $50,000 consideration to the outstanding debt and cancelled warrants using the relative fair value method, resulting in a reduction of debt outstanding of $48,600 and allocation of $1,400 to the cancelled warrants. The amount allocated to the cancelled warrants was recorded as long-term debt, and is being amortized as a reduction of interest expense over the term of the term loans.

The Company incurred costs in relation to completion of the term loan transactions with the pre-existing lenders of $1,800, and these costs and the remaining net book value of the previous deferred financing fees of $180 were recorded as a non-current deferred charge and are being amortized as additional interest expense over the term of the term loans.

5.	Capital stock:

(a) Private Placement of Special Warrants:

On March 3, 2004, the Company completed a private placement, fully underwritten by a syndicate of Canadian investment dealers, of 33,350,000 Special Warrants (each a “Special Warrant” and collectively, the “Special Warrants”) of SMTC Manufacturing Corporation of Canada (“SMTC Canada”), an indirect wholly owned subsidiary of the Company. Each Special Warrant was issued at a price of C$1.20 per Special Warrant, resulting in aggregate proceeds of C$40,020. The proceeds, net of underwriters commissions and certain other expenses, were placed into escrow on March 3, 2004, pending receipt of shareholder approval (note 6).

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

5.	Capital stock (continued):

Subject to the satisfaction of applicable legal requirements, each Special Warrant was exercisable for one unit, consisting of one-fifth of an exchangeable share of SMTC Canada, and one-half of a warrant to purchase one-fifth of an exchangeable share of SMTC Canada. Each whole warrant (a “Purchase Warrant”) is exercisable for one-fifth of an exchangeable share of SMTC Canada at an exercise price of C$9.25 per share until March 3, 2009. The Special Warrants were exercised into units on June 2, 2004.

Subject to the satisfaction of applicable legal requirements, each exchangeable share of SMTC Canada can be exchanged on a one-for-one basis for one share of the common stock of the Company. Each exchangeable share of SMTC Canada, as nearly as practicable, is intended to be the economic equivalent of a share of common stock of the Company and holders of the exchangeable shares of SMTC Canada are able to exercise essentially the same voting rights with respect to the Company as they would have if they had exchanged their exchangeable shares of SMTC Canada for common stock of the Company. On or after July 27, 2015, subject to certain adjustment and acceleration provisions, SMTC Canada will redeem all of the outstanding exchangeable shares by delivering common shares of the Company on a one-for-one basis.

The proceeds, net of underwriter commissions and other expenses and including interest earned while held in escrow, were released from escrow on June 1, 2004, and were used to repay a portion of the debt under the Credit Agreement (note 4).

The gross proceeds of C$40,020 ($29,372 based on the exchange rate at June 1, 2004) were allocated between the exchangeable shares and Purchase Warrants using the relative fair value method.

The gross proceeds were allocated between the exchangeable shares and warrants in the amounts of $20,962 and $8,410, respectively.

The Company incurred total costs related to the private placement of $2,772, resulting in net proceeds of $26,600. These costs were offset against the exchangeable shares and warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $18,983 and $7,617, respectively.

(b) Consideration Issued upon Conversion of Debt

On June 1, 2004, the pre-existing lenders exchanged $10 million of outstanding debt (see note 4(b)) and all warrants previously issued or required to be issued for 2,233,389 shares of common stock and 11,166,947 warrants (the “Conversion Warrants”). Each warrant is

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

5.	Capital stock (continued):

exercisable for one-tenth of one share of common stock of the Company at an exercise price of $6.90 per share of common stock. The warrants may be exercised by the holders at any time on or before March 4, 2009.

The common stock and the Conversion Warrants issued to the pre-existing lenders are subject to transfer restrictions on trading. The pre-existing lenders have agreed to retain:

•	all of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until September 1, 2004;

•	at least 2/3 of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until December 1, 2004; and

•	at least 1/6 of the shares of common stock and, Conversion Warrants and shares of common stock underlying such Conversion Warrants until March 1, 2005.

The fair value of the consideration paid upon conversion of $10,000 of debt was allocated between the common stock and Conversion Warrants using the relative fair value method. The fair value of the consideration paid was allocated between the common stock and Conversion Warrants in the amounts of $7,137 and $2,863, respectively.

The Company incurred total costs of $379 related to the conversion. These costs were offset against the common stock and Conversion Warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $6,866 and $2,755, respectively The excess of the amount allocated to the common stock over the par value of $6,754 was recorded as additional paid in capital.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

5.	Capital stock (continued):

(c) Cancellation of Warrants

In connection with a December 2002 amendment to the Credit Agreement, the Company agreed to issue to the pre-existing lenders Series A and Series B warrants to purchase common stock of the Company. As part of the December 2002 amendment, the Company also agreed to issue to the lenders Series C through Series H warrants to purchase common stock of the Company at an exercise price equal to the fair market value at the date of the grant provided that Series C through Series H warrants were only required to be issued if the Company failed to meet certain financial covenants for the relevant fiscal quarter as follows:

Series	Number of days after end of fiscal quarter	% of common stock
Series C	45 days after first quarter 2003	0.75%
Series D	45 days after second quarter 2003	0.75%
Series E	45 days after third quarter 2003	0.75%
Series F	90 days after fourth quarter 2003	0.75%
Series G	45 days after first quarter 2004	1.00%
Series H	45 days after second quarter 2004	1.00%

An aggregate of 1,509,998 Series A and Series B warrants were issued during 2002, representing the right to purchase approximately 302,000 shares of common stock of the Company. The fair value of the Series A and Series B warrants was measured using a Black-Scholes pricing model at December 31, 2002. In addition, the Company did not meet certain financial covenants for the quarters ended June 29, 2003 and September 28, 2003 and, as such, issued 228,210 Series D warrants (representing the right to purchase approximately 45,642 shares of common stock of the Company) and 229,934 Series E warrants (representing the right to purchase approximately 45,987 shares of common stock of the Company) during 2003. At June 1, 2004, the aggregate fair value of the Series A, B, D and E warrants of $1,525 was classified as warrants in shareholders’ equity (deficiency).

The Company did not meet the applicable covenants for the quarter ended December 31, 2003, and, as such, was legally obligated to issue 231,672 Series F warrants, representing the right to purchase approximately 46,334 shares of common stock of the Company.

The fair value of the Series F warrants was initially measured using a Black-Scholes pricing model at December 31, 2003, and was remeasured each reporting period until legally issued. At June 1, 2004, the fair value of the Series F warrants to be issued of $232 was classified as additional paid-in capital.

In conjunction with the recapitalization of the Company (note 4), the warrants issued and to be issued pursuant to the December 2002 amendment to the Credit Agreement were cancelled. As described in note 4, an amount of $1,400 was allocated to the cancelled warrants, and was recorded as long term debt. The difference between the amount allocated of $1,400 and the aggregate fair value of the warrants and warrants to be issued included in shareholders’ equity of $1,755 was recorded as additional paid-in-capital.

(d) Exchange of exchangeable shares:

During the nine months ended October 3, 2004 and September 28, 2003, 722,610 and 41,880 exchangeable shares were exchanged for common stock, respectively.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

5.	Capital stock (continued):

(e) Reverse stock split:

On October 4, 2004 the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, resulting in 7,775,181 common shares outstanding and 6,866,152 exchangeable shares outstanding. All share information relating to shares outstanding and all employee stock options and warrants have been retroactively adjusted to reflect the reverse stock split.

6.	Earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Numerator:
Net earnings (loss) from continuing operations	$2,884	$1,302	$2,977	$(34,770)
Net earnings (loss)	2,884	2,631	3,814	(37,192)

Denominator:
Weighted average shares - basic	14,641,345	5,737,956	9,755,731	5,737,956
Effect of dilutive securities:
Employee stock options	—	—	2,045	—
Warrants	—	1,555	5,763	—

Weighted-average shares – diluted	14,641,345	5,739,511	9,763,539	5,737,956

Earnings (loss) per share:
Basic and diluted, from continuing operations	$0.20	$0.23	$0.31	$(6.06)
Basic and diluted	$0.20	$0.46	$0.39	$(6.48)

For the three months ended October 3, 2004, the calculation of weighted average shares - diluted did not include 174,961 options and 4,451,695 warrants, as the effect would have been anti-dilutive. For the nine months ended October 3, 2004, the calculation of weighted average shares - diluted did not include 172,916 options and 4,445,932 warrants, as the effect would have been anti-dilutive. For the three months ended September 28, 2003, the calculation of weighted average shares - diluted did not include 285,046 options and 392,072 warrants, as the effect would have been anti-dilutive. For the nine months ended September 28, 2003, the calculation of weighted average shares - diluted did not include 285,046 options and 393,627 warrants, as the effect would have been anti-dilutive.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

7.	Income tax expense:

The net tax of $99 and $334 for the three and nine months ended October 3, 2004, respectively, related to taxes in certain jurisdictions. Also included in the nine months ended October 3, 2004 is a tax expense of $534 related to an intercompany dividend.

During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9,300 was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount.

Whether or not the recapitalization transactions (notes 4 and 5) result in an ownership change for purposes of Section 382 of the Internal Revenue Code (“Section 382”), which imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs.

Taxes related to income from discontinued operations were offset against tax loss carryforwards.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

8.	Segmented information:

The Company derives its revenue from one dominant industry segment, the electronics manufacturing services industry. The Company operates and manages geographically and has facilities in the United States, Canada and Mexico. The Company monitors the performance of its geographic operating segments based on EBITA (earnings before interest, taxes and amortization) before restructuring charges, discontinued operations and the effect of a change in accounting policies. Discontinued operations relate to the Appleton manufacturing operations, previously included in the results of the United States segment and the Cork, Ireland facility, previously included in the results of the European segment (note 10). Intersegment adjustments reflect intersegment sales that are generally recorded at prices that approximate arm’s-length transactions. Information about the operating segments is as follows:

	Three months ended October 3, 2004			Nine months ended October 3, 2004
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$48,671	$(29)	$48,642	$134,023	$(87)	$133,936
Canada	14,553	(2,346)	12,207	71,233	(8,591)	62,642
Mexico	33,361	(33,361)	—	106,863	(106,863)	—

	$96,585	$(35,736)	$60,849	$312,119	$(115,541)	$196,578

EBITA (before restructuring charges and discontinued operations):
United States			$1,453			$2,327
Canada			(626)			(1,347)
Mexico			731			6,260

			1,558			7,240

Interest			1,065			3,555
Amortization			—			2,330
Restructuring charges (recoveries)			(2,490)			(2,490)

Earnings before income taxes and discontinued operations			$2,983			$3,845

Capital expenditures:
Canada			$23			$128
Mexico			215			235

			$238			$363

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

8.	Segmented information (continued):

	Three months ended September 28, 2003			Nine months ended September 28, 2003
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$22,680	$(7,775)	$14,905	$124,395	$(12,289)	$112,106
Canada	65,553	(3,508)	62,045	130,181	(14,643)	115,538
Europe	—	—	—	2,542	(1,079)	1,463
Mexico	51,767	(51,744)	23	115,015	(114,902)	113

	$140,000	$(63,027)	$76,973	$372,133	$(142,913)	$229,220

EBITA (before restructuring charges and discontinued operations):
United States			$(1,023)			$(1,147)
Canada			(228)			(1,198)
Europe			37			126
Mexico			4,233			8,074

			3,019			5,855

Interest			1,072			3,911
Amortization			997			2,941
Restructuring charges (recoveries) (note 9)			(556)			(1,066)

Loss before income taxes and discontinued operations			$1,506			$69

Capital expenditures:
United States			$—			$71
Canada			43			43
Mexico			6			23

			$49			$137

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

8.	Segmented information (continued):

The following enterprise-wide information is provided. Geographic revenue information reflects the destination of the product shipped. Long-lived assets information is based on the principal location of the asset.

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Geographic revenue:
United States	47,106	64,910	$148,944	$187,015
Canada	8,291	11,967	13,836	28,001
Europe	1,245	—	7,291	6,001
Asia	885	—	9,843	3,613
Mexico	3,322	96	16,664	4,590

	$60,849	$76,973	$196,578	$229,220

			October 3, 2004	December 31, 2003
Long-lived assets:
United States			$10,374	$11,767
Canada			2,378	2,810
Mexico			14,778	16,228

			$27,530	$30,805

The Company manufactures a limited number of products for each customer. If the Company loses any of its largest customers or any product line manufactured for one of its largest customers, it could experience a significant reduction in revenue. Also, the insolvency of one or more of its largest customers or the inability of one or more of its largest customers to pay for its orders could decrease revenue. As many costs and operating expenses are relatively fixed, a reduction in net revenue can decrease profit margins and adversely affect business, financial condition and results of operations.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

9.	Restructuring and other charges:

The following table details the components of the restructuring and other charges:

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Recovery of inventory previously written-down, included in cost of sales	$(1,822)	$—	$(1,822)	$—

Lease and other contract obligations	$—	$2,382	$—	$2,504
Adjustments of previously recorded lease and other contract obligations	(1,694)	(3,462)	(1,694)	(4,123)
Severance	1,026	1,121	1,026	1,677
Other facility exit costs		52		52
Adjustments to other facility exit costs	—	(617)	—	(920)
Asset impairment		37		37
Proceeds on assets previously written down	—	(69)	—	(293)
Other charges	—	564	—	953

	(668)	8	(668)	(113)

	(2,490)	8	(2,490)	(113)
Other charges (adjustments) included in selling, general and administrative expenses	—	—	(287)	—

	$(2,490)	$8	$(2,777)	$(113)

(a) Restructuring charges:

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67,231, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. In addition, the Company recorded other charges of $23,953 related primarily to accounts receivable, inventory and asset impairment charges.

During the third quarter of 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2,178 due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. Also, during the third

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

9.	Restructuring and other charges (continued):

quarter of 2003, the Company recorded an adjustment to other facility exit costs related to the 2001 Plan of $219 due to the settlement of certain obligations for less than the original estimated amounts.

Subsequent to the third quarter of 2004, the Company settled a legal suit related to the facility lease in Monterrey, Mexico. A recovery of $1,694 has been recorded to adjust the provision to the amount of the settlement.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2001 Plan:

	Accrual at July 4, 2004	Adjustment	Cash payment	Accrual at October 3, 2004
Lease and other contract obligations	$2,565	$(1,694)	$(154)	$717

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps during fiscal year 2002 to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36,900 related to the cost of exiting equipment and facility leases, severance costs, asset impairment charges, inventory exposures and other facility exit costs and other charges of $2,135 primarily related to the costs associated with the disengagement of a customer and the continued downturn.

During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $326 related to the 2002 Plan primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4,123 for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of $2,418 related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year, other facility exit costs of $96 related to additional costs associated with the closure of the Charlotte facility and an adjustment to other facility exit costs of $701 due to the settlement of certain obligations for less than the original estimated amounts.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

9.	Restructuring and other charges (continued):

Included in the amounts noted above are lease and other contract obligations of $204 recorded in the third quarter of 2003 relating largely to additional costs associated with idling equipment leases at the Donegal facility. Severance costs of $1,121 recorded during the third quarter of 2003 include $891 related to the closure of the Charlotte facility and resizing of other facilities. The severance costs related to 96 plant and operational employees, primarily at the Charlotte facility. Other facility exit costs of $52 recorded in the third quarter of 2003 relate largely to costs associated with closing the Charlotte facility. The Company recorded adjustments to its initial 2002 restructuring plan during the third quarter of 2003 of $3,929. Adjustments to previously recorded lease and other contract obligations of $3,462 and other facility exit costs of $398 recorded during the third quarter of 2003 relate to the Company revising its original estimates associated with the costs of closing the Austin and Charlotte facilities, based on the settlement of certain liabilities for less than previously estimated and the effects of ongoing negotiations.

The Company also recorded an asset impairment charge of $37 during the third quarter of 2003 related to the write-down of assets at the Charlotte facility, a gain of $69 related to the disposal of assets previously written down at the Donegal facility and other charges of $564 related to professional fees associated with the Company’s refinancing negotiations.

There were no restructuring and other charges related to the 2002 Plan recorded during the nine months ended October 3, 2004.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 in respect of the 2002 Plan:

	Accrual at July 4, 2004	Cash payments	Accrual at October 3, 2004
Lease and other contract obligations	$4,221	$(1,135)	$3,086
Severance	456	—	456
Other facility exit costs	180	(109)	71

	$4,857	$(1,244)	$3,613

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

9.	Restructuring and other charges (continued):

2004 plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan. This plan seeks to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as its primary assembly operation offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, the Company recorded severance charges of $1,026 relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1,000 related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2004 Plan:

	Total charge October 3, 2004	Cash payments	Accrual at October 3, 2004
Severance	$1,026	$(233)	$793

During the third quarter of 2004, the Company settled a claim in its favour for net proceeds of $1,822, related to a four year dispute over obsolete inventory with a former customer. The Company recorded the proceeds from the settlement in cost of sales.

(b) Other charges (recoveries):

During the first quarter of 2004 the Company received proceeds of $287 from the sale of an asset previously written off. This amount has been recorded in selling, general and administrative expenses.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

10.	Discontinued Operations:

(a) Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3,058. The Appleton facility has historically been included in the results of the United States segment (note 8). The Company recorded a loss on disposal of discontinued operation of $235 which has been included in the loss from discontinued operations. Details of the net assets disposed of are as follows:

Proceeds on disposal of discontinued operation	$3,058

Accounts receivable	1,902
Inventory	1,042
Prepaid expenses	56
Capital assets	1,722
Accounts payable	(1,400)
Accrued liabilities	(476)

Net assets disposed of	2,846
Costs of disposal	447

Loss on disposal of discontinued operation	$235

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Revenue	$—	$2,485	$—	$10,750
Earnings (loss) from discontinued operations	$—	$(235)	$460	$(3,986)

Included in the earnings (loss) from discontinued operations for the nine months ended September 28, 2003 is the loss on disposition of discontinued operation of $235, a restructuring charge of $3,226 recorded during the second quarter of 2003, reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations of $525. Included in earnings (loss) from discontinued operations for the nine months ended October 3, 2004 are proceeds from the settlement of a lawsuit of $243 and an adjustment to the remaining accrual for closing costs of $217.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and nine months ended October 3, 2004 and September 28, 2003

(Unaudited)

10.	Discontinued Operations (continued):

(b) Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration.

The following information included in discontinued operations relates to the closure of the Cork facility:

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Earnings from discontinued operations	$—	$1,564	$377	$1,564

Included in earnings from discontinued operations for the nine months ended September 28, 2003 are proceeds from the liquidation of $2,304, less additional charges of $740 related to the wind-down of the facility and related operations. Included in earnings from discontinued operations for the nine months ended October 3, 2004 are additional proceeds from the liquidation of $377.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial statements and our selected consolidated financial data have been prepared in accordance with United States GAAP.

Consolidated Statement of Operations Data:

(in millions, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Revenue	$60.8	$77.0	$196.5	$229.2
Cost of sales (a)	53.5	68.8	175.0	208.4

Gross profit	7.3	8.2	21.5	20.8
Selling, general and administrative expenses (a)	4.0	4.6	12.5	14.0
Amortization	—	1.0	2.3	2.9
Restructuring charges (adjustments) (a)	(0.7)	—	(0.7)	(0.1)

Operating earnings	4.0	2.6	7.4	4.0
Interest	1.0	1.1	3.5	3.9

Earnings before income taxes and discontinued operations	3.0	1.5	3.9	0.1
Income tax expense (b)	0.1	0.2	0.9	34.9

Earnings (loss) from continuing operations	2.9	1.3	3.0	(34.8)
Earnings (loss) from discontinued operations (c)	—	1.3	0.8	(2.4)

Earnings (loss)	$2.9	$2.6	$3.8	$(37.2)

Earnings (loss) per common share (d):
Basic earnings (loss) per share from continuing operations	$0.20	$0.23	$0.31	$(6.06)
Earnings (loss) per share from discontinued operations	—	0.23	0.08	(0.42)

Basic earnings (loss) per share	$0.20	$0.46	$0.39	$(6.48)
Diluted earnings (loss) per share	$0.20	$0.46	$0.39	$(6.48)

Weighted average number of shares outstanding (d):
Basic	14.6	5.7	9.8	5.7
Diluted	14.6	5.7	9.8	5.7

(a)	Cost of sales for the three and nine months ended October 3, 2004 includes proceeds of $1.8 million related to the settlement of a legal claim for obsolete inventory previously written off. Refer to note 9 to our October 3, 2004 interim consolidated financial statements.

Selling, general and administrative expenses for the nine months ended October 3, 2004 includes other charges of $0.3 million relating to proceeds received from the sale of an asset previously written off. Refer to note 9 to our October 3, 2004 interim consolidated financial statements.

Restructuring charges and adjustments for the three and nine months ended October 3, 2004 includes severance charges of $1.0 million related to the Markham, Ontario and Chihuahua, Mexico facilities, offset by an adjustment of $1.7 million to previously recorded lease and other contract obligations related to the settlement of a legal claim for less than originally estimated. Refer to note 9 to our October 3, 2004 interim consolidated financial statements.

Restructuring charges and adjustments for the three months ended September 28, 2003 include lease and other contract obligations of $ 2.4 million, severance costs of $1.1 million, other facility exit costs of $0.1 million and other charges of $0.6 million and adjustments to previously recorded lease and other contract obligations other facility exit costs of $3.5 million and $0.6 million, respectively. The Company also recorded proceeds from assets previously written down of $0.1 million. Refer to note 9 to our October 3, 2004 interim consolidated financial statements.

Restructuring charges and adjustments for the nine months ended September 28, 2003 include lease and other contract obligations of $ 2.5 million, severance costs of $1.7 million, other facility exit costs of $0.1 million and other charges of $0.9 million and adjustments to previously recorded lease and other contract obligations other facility exit costs of $4.1 million and $0.9 million, respectively. The Company also recorded proceeds from assets previously written down of $0.3 million. Refer to note 9 to our October 3, 2004 interim consolidated financial statements.

(b)	The net tax expense for the nine months ended October 3, 2004 includes $0.5 million related to an intercompany dividend and $0.4 million related to taxes in certain jurisdictions. During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9.3 million was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount. Taxes related to income from discontinued operations were offset against tax loss carryforwards. Refer to note 7 to our October 3, 2004 interim consolidated financial statements.

The net tax expense for the nine months ended September 28, 2003 includes the results of the quarterly review of the deferred tax assets in accordance with SFAS No. 109. This review resulted in a decision to establish a full valuation allowance for its deferred tax assets. Refer to note 7 to our October 3, 2004 interim consolidated financial statements.

(c)	Earnings from discontinued operations for the nine months ended October 3, 2004 includes proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million, both related to the Appleton discontinued operation, and the receipt of distribution of proceeds of $0.4 million related to the Cork liquidation. Refer to note 10 to our October 3, 2004 interim consolidated financial statements.

Earnings from discontinued operations for the three months ended September 28, 2003 includes the loss on the disposition of Appleton of $0.2 million and the receipt of distribution of proceeds related to the Cork liquidation of $2.3 million less additional charges of $0.7 million related to the wind-down of the facility and related operations. Refer to note 10 to our October 3, 2004 interim consolidated financial statements.

Loss from discontinued operations for the nine months ended September 28, 2003 includes the loss on disposition of Appleton of $0.2 million, a restructuring charge of $3.2 million reflecting the write-down of the Appleton assets to the estimated realizable value and the loss from operations of $0.5 million and the receipt of distribution of proceeds related to the Cork liquidation of $2.3 million less additional charges of $0.7 million related to the wind-down of the facility and related operations. Refer to note 10 to our October 3, 2004 interim consolidated financial statements.

(d)	On October 4, 2004 the Company completed a reverse stock split of its issued and outstanding common stock whereby every five shares of common stock were exchanged for one common share, resulting in 7,775,181 common shares outstanding. The Company’s subsidiary, SMTC Manufacturing Corporation of Canada, completed a reverse stock split of its issued and outstanding exchangeable shares whereby every five exchangeable shares were exchanged for one exchangeable share, resulting in 6,866,152 exchangeable shares outstanding. All previously reported per share amounts have been retroactively adjusted to reflect the reverse stock split.

Consolidated Balance Sheet Data:

(in millions)

	October 3, 2004 (Unaudited)	December 31, 2003
Cash	$—	$0.2
Working capital (deficiency)	21.0	(55.2)
Total assets	94.8	108.8
Total debt, including current maturities	39.7	70.1
Shareholders’ equity (deficiency)	17.3	(21.3)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We provide advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through five manufacturing and technology centers strategically located in key technology corridors in the United States, Canada and the cost-effective location of Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, advanced cable and harness interconnect, high-precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after sales support.

As the technology sector grew rapidly in the years 1999 and 2000, we sought to take advantage of such growth and completed several acquisitions. When the technology sector declined, we found ourselves with significant excess capacity and incurred significant operating losses. As a result, in fiscal year 2001, we began an operational restructuring that is substantially complete and involved closing six and selling one of our manufacturing facilities.

In early 2004, we initiated a transformation plan designed to lower indebtedness, restore profitability and create growth. The transformation plan has several components, including operational restructuring, refinancing, strategy development, capability strengthening and organization renewal.

During the third quarter of 2004, we announced changes to our manufacturing operations to provide greater focus on new customer and new product introduction and technical activities, improve capacity utilization, align our cost structure to expected revenue, and to remain profitable on a sustained basis. Our Markham, Ontario site will become the Company’s technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production. This site also will continue to manufacture low volume, high complexity printed circuit board assemblies. Our Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation, offering customers high quality services in a highly efficient, cost effective site. Our operations in Franklin, Massachusetts and San Jose, California will continue to specialize in high precision metal manufacturing and system integration activities. Similarly, our engineering design services capability will continue as will our manufacturing relationship with China based Alco Electronic.

In addition, during the third quarter of 2004, we continued to streamline our overhead, selling, general and administrative structure to improve productivity and customer responsiveness and to provide greater focus on key market segments. As a result of operational and administrative changes, we recorded restructuring charges of $1.0 million during the third quarter of 2004 related to severance charges and expect to incur further charges of approximately $1.0 million as we continue to execute our transformation plan, the majority of which will be recorded in the fourth quarter of 2004.

In the first and second quarters of 2004, our priority was refinancing to strengthen our balance sheet by lowering total indebtedness, restructuring a major portion of remaining debt into longer terms and establishing a new revolving credit facility. On June 1, 2004, we completed a recapitalization, which consisted of three main components: a private placement of equity securities, a transaction with SMTC’s pre-existing lenders to repay a portion of SMTC’s pre-existing debt and restructure the balance of SMTC’s pre-existing debt and a new secured credit facility with Congress Financial Corporation and its affiliates. We refer to the recapitalization in this report as the “Recapitalization Transaction.” The following summary briefly describes the material terms of the recapitalization.

Private Placement of Equity Securities (share amounts adjusted to reflect reverse stock split)

The private placement consisted of a committed private placement fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. (collectively, the “Underwriters”) of 33,350,000 Special Warrants of SMTC Canada (each a “Special Warrant” and, collectively, the “Special Warrants”) to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of

C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.4 million, US$26.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004) (the “Offering”). While we completed the Offering of Special Warrants on March 3, 2004, the Special Warrants and the net proceeds from the Offering were held in escrow until June 1, 2004, until all conditions to release were satisfied. Proceeds were used for debt reduction and to fund working capital.

The Offering of Special Warrants included the following terms (as adjusted to reflect the reverse stock split):

•	Each Special Warrant was exercisable, without any additional consideration, into one unit consisting of one-fifth of an exchangeable share, and one half of one warrant to purchase one-fifth of an exchangeable share. Each whole warrant is exercisable for one-fifth of an exchangeable share at an exercise price of C$9.25 per exchangeable share until March 3, 2009. The Special Warrants were exercised for units on June 2, 2004.

•	Subject to satisfaction of applicable legal requirements, each exchangeable share may be exchanged on a one-for-one basis for one share of common stock. Each exchangeable share, as nearly as practicable, is the economic equivalent of a share of common stock, and holders of exchangeable shares are entitled to dividend and liquidation rights and participation in a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock to the same extent and on an economically equivalent basis as the holders of common stock. Holders of exchangeable shares are able to exercise essentially the same voting rights with respect to SMTC as they would have if they had exchanged their exchangeable shares for shares of common stock.

Transaction with SMTC’s Pre-existing Lenders

The Recapitalization Transaction included a transaction with SMTC’s pre-existing lenders, (the “Pre-existing Lenders”) under which SMTC:

•	repaid $40 million of debt at par;

•	exchanged $10 million of debt for $10 million of SMTC’s common stock and warrants valued on the same terms as the private placement; and

•	converted $27.5 million in debt into second lien subordinated debt with maturity ranging from four to five years.

In addition, all warrants issued (or required to be issued) to the Pre-existing Lenders prior to the closing of the Recapitalization Transaction were cancelled.

New Secured Credit Facility

In connection with the Recapitalization Transaction, we entered into new asset-based credit facilities with Congress Financial Corporation and its affiliates (“Congress”). The Congress Credit Facility is available to the Company’s U.S. and Canadian operating entities in a maximum amount of $40 million. The Congress Credit Facility includes a term loan of up to $2 million, which bears interest at the reference rate plus 1.00%, and a revolving loan that bears interest at the reference rate plus 0.50%. The reference rate is the Canadian prime rate for the loans in Canada and the U.S. prime rate for the loans in the United States. The Congress Credit Facility provides for customary fees, including a 1.00% closing fee, an unused line fee of 0.25% and a termination fee of up to 2.00%.

The Congress Credit Facility included the following terms:

•	The borrowing base for the revolving loan facilities provided by Congress is calculated using a formula based on (i) the lesser of 50% of the value of the eligible inventory of the Company’s U.S. and Canadian operating entities valued at the lower of cost or market value, or 85% of such inventory’s appraised value, both subject to a $5 million cap and (ii) 85% of the eligible accounts receivable of those entities.

•	The Congress Credit Facility includes a single financial covenant that requires the Company to maintain a specified level of consolidated EBITDA. The Company will be required to achieve consolidated EBITDA of $5.0 million cumulatively for the first two quarters of 2004, $7.5 million cumulatively for the first three quarters of 2004, which the Company achieved, and $11.0 million cumulatively for 2004 in total. Thereafter, the Company will be required to maintain consolidated EBITDA of $11.0 million on a rolling four quarter basis.

•	The Congress Credit Facility is secured by the current and future assets of the Company’s U.S. and Canadian operations. The security interest granted to Congress ranks senior to any security interest in the Pre-existing Lenders.

•	The Congress Credit Facility includes representations, warranties, covenants and events of default that are customary for asset based credit facilities.

The Company drew approximately $12.5 million under the Congress Credit Facility at the closing of the Recapitalization Transaction on June 1, 2004.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist. Previous to the letter of understanding, the revolving credit facility required a lock-box arrangement, where all customer remittances were swept daily to reduce the borrowings outstanding. The original lock-box arrangement, combined with the existence of subjective acceleration clauses, required the Company to classify the borrowings under the revolving credit facility as a current liability on the balance sheet, pursuant to the guidance in the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 95-22, “Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement.” Accordingly, the Company is required to restate its balance sheet as at July 4, 2004 to reclassify the borrowings outstanding under the revolving credit facility as a current liability rather than a long-term liability as originally recorded. The Company filed a Form 8-K with the United States Securities and Exchange Commission on November 8, 2004 announcing the need for the restatement.

Because of the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses, the debt has been classified as long-term. The letter of understanding, although signed subsequent to the third quarter of 2004, qualifies as a refinancing of the revolving credit facility in effect at October 3, 2004 and as such, the debt is classified as long-term at October 3, 2004.

The subjective acceleration clauses allow the lenders to forego additional advances should they determine certain conditions exist, including a material adverse effect on the Company’s business, assets, operations, prospects or financial condition. Management believes that no conditions have occurred that would result in subjective acceleration by the lenders, nor do they believe that any such conditions will exist over the next twelve months. Furthermore, Congress has not informed the Company that any such condition or event has occurred.

Should the Company elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. Pursuant to the letter of understanding, the Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2.5 million or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

Certain Effects of the Recapitalization Transaction

•	Upon the closing of the Recapitalization Transaction, SMTC’s overall indebtedness was decreased by approximately $37.5 million. As of July 4, 2004, SMTC’s aggregate indebtedness under the Credit Facilities was $43.7 million.

•	Excluding the effects of the October 4, 2004 one for five reverse stock split, shares of SMTC’s common stock (including shares of common stock issuable upon exchange of outstanding exchangeable shares of our subsidiary SMTC Canada) outstanding immediately prior to the closing of the Recapitalization Transaction, after the closing of the Recapitalization Transaction and after the exercise of the warrants underlying the Special Warrants and the warrants that were issued to our Pre-existing Lenders are set forth in the following table:

	Common Shares	Exchangeable Shares	Total
Existing stockholders as at May 28, 2004	24,375,718	4,314,061	28,689,779
Shares issued in connection with the exercise of the Special Warrants	—	33,350,000	33,350,000
Shares issued to Pre-existing Lenders in exchange for debt	11,166,947	—	11,166,947

Total shares outstanding post closing of Recapitalization Transaction	35,542,665	37,664,061	73,206,726
Exchangeable shares issuable upon exercise of the warrants	—	16,675,000	16,675,000
Common stock issuable to Pre-existing Lenders upon exercise of warrants	5,583,475	—	5,583,475

Total shares outstanding post closing at June 1, 2004(a)	41,126,140	54,339,061	95,465,201

(a)	Assumes that all warrants are exercised and that no options are exercised.

The following table approximates the shares of SMTC’s common stock (including shares of common stock issuable upon exchange of outstanding exchangeable shares of our subsidiary SMTC Canada) outstanding immediately prior to the closing of the Recapitalization Transaction, after the closing of the Recapitalization Transaction and after the exercise of the warrants underlying the Special Warrants and the warrants that were issued to our Pre-existing Lenders, after giving effect to the one for five reverse stock split:

	Common Shares	Exchangeable Shares	Total
Existing stockholders as at May 28, 2004, after the effects of the reverse stock split	4,875,144	862,812	5,737,956
Shares issued in connection with the exercise of the Special Warrants, after the effects of the reverse stock split	—	6,670,000	6,670,000
Shares issued to Pre-existing Lenders in exchange for debt, after the effects of the reverse stock split	2,233,389	—	2,233,389

Total shares outstanding post closing of Recapitalization Transaction, after the effects of the reverse stock split	7,108,533	7,532,812	14,641,345
Exchangeable shares issuable upon exercise of the warrants, after the effects of the reverse stock split	—	3,335,000	3,335,000
Common stock issuable to Pre-existing Lenders upon exercise of warrants, after the effects of the reverse stock split	1,116,698	—	1,116,698

Total shares outstanding post closing at June 1, 2004, after the effects of the reverse stock split (a)	8,225,231	10,867,812	19,093,043

(a)	Assumes that all warrants are exercised and that no options are exercised.

Corporate History

SMTC Corporation is the result of the July 1999 combination of Surface Mount and HTM. Surface Mount was established in Toronto, Ontario in 1985. HTM was established in Denver, Colorado in 1990. SMTC was established in Delaware in 1998. After the combination, we purchased Zenith Electronics’ facility in Chihuahua, Mexico, which expanded our cost-effective manufacturing capabilities in an important geographic region. In September 1999, we established a manufacturing presence in the Northeastern United States and expanded our value-added services to include high precision enclosure capabilities by acquiring Boston, Massachusetts based W.F. Wood. In July 2000, we acquired Pensar Corporation, an EMS company specializing in design engineering and headquartered in Appleton, Wisconsin. On July 27, 2000, we consummated an initial public offering of 6,625,000 shares of our common stock and 4,375,000 exchangeable shares of our subsidiary SMTC Manufacturing Corporation of Canada, or SMTC Canada. Each exchangeable share of SMTC Canada is exchangeable at the option of the holder at any time into one share of our common stock, subject to compliance with applicable securities laws. On August 18, 2000, we sold an additional 1,650,000 shares of common stock upon exercise of the underwriters’ over-allotment option. In November 2000, we acquired Qualtron Teoranta, a provider of specialized cable and harness interconnect assemblies, based in Donegal, Ireland and with a subsidiary in Haverhill, Massachusetts. In fiscal 2001, we closed our facilities in Denver, Colorado and Haverhill, Massachusetts. In fiscal 2002, we closed our facility in Cork, Ireland. In fiscal 2003, we closed our facilities in Donegal, Ireland, Austin, Texas and Charlotte, North Carolina and sold the majority of our operations in Appleton, Wisconsin.

Results of Operations

Our contractual arrangements with our key customers generally provide a framework for our overall relationship with our customers. Revenue from the sale of products is recognized when goods are shipped to customers since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, all customer-specified test criteria have been met and the earnings process is complete. The Company also derives revenue from engineering and design services. Service revenue is recognized as services are performed. Actual production volumes are based on purchase orders for the delivery of products. Typically, these orders do not commit to firm production schedules for more than 30 to 90 days in advance. To minimize inventory risk, generally we order materials and components only to the extent necessary to satisfy existing customer forecasts or purchase orders. Fluctuations in material costs typically are passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition.

Our fiscal year end is December 31. The consolidated financial statements of SMTC are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP, except as disclosed in Note 19 to the December 31, 2003 annual consolidated financial statements. In 2001 the amortization and the write-down of goodwill related to the Qualtron Teoranta acquisition are $0.2 million and $2.2 million lower, respectively, under Canadian GAAP. Under United States GAAP, the shares issued as consideration in the Qualtron Teoranta acquisition were valued using the share price at the announcement date of the acquisition and under Canadian GAAP, the shares were valued on the consummation date. In 2002, the transitional goodwill impairment charge of $55.6 million was recognized in opening retained earnings under Canadian GAAP. Under United States GAAP, the cumulative adjustment was recognized in earnings during 2002. There were no Canadian GAAP differences in 2003.

The following table sets forth certain operating data as a percentage of revenue for the periods ended:

(Unaudited)

	Three months ended		Nine months ended
	October 3, 2004	September 28, 2003	October 3, 2004	September 28, 2003
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	87.9	89.4	89.1	90.9

Gross profit	12.1	10.6	10.9	9.1
Selling, general and administrative expenses	6.5	6.0	6.3	6.1
Amortization	—	1.2	1.2	1.3
Restructuring charges (adjustments)	(1.1)	—	(0.3)	—

Operating earnings	6.7	3.4	3.7	1.7
Interest	1.7	1.4	1.8	1.7

Earnings before income taxes and discontinued operations	5.0	2.0	1.9	—
Income tax expense	0.2	0.3	0.4	15.2

Earnings (loss) from continuing operations	4.8	1.7	1.5	(15.2)
Earnings (loss) from discontinued operations	—	1.7	0.4	(1.0)

Earnings (loss)	4.8%	3.4%	1.9%	(16.2%)

Quarter ended October 3, 2004 compared to quarter ended September 28, 2003

Revenue

Revenue decreased $16.2 million, or 21.0%, from $77.0 million for the third quarter of 2003 to $60.8 million for the third quarter of 2004. The decline in revenue primarily resulted from lower production volume from three customers. Revenue earned from two customers declined due to end market conditions and the timing of new product introductions. Revenue earned from Square D declined as a result of the program nearing completion, which is expected to be complete by the end of the fiscal year.

During the third quarter of 2004 the Company continued its focus on the industrial sector to achieve greater diversification and less concentration with top ten customers, resulting in a substantial change to the product mix from the third quarter of 2003. The industrial sector represented 59.3% of total sales for the third quarter of 2004, compared to 46.2% for the same period in 2003. The proportion of sales to both the enterprise computing and networking and the communications sectors declined to 29.9% and 10.8% respectively during the third quarter of 2004 from 40.2% and 13.6% respectively for the same period in 2003.

During the third quarter of 2004, we recorded approximately $1.5 million of sales of raw materials inventory to customers, which carried no margin, compared to $2.0 million for the same period in 2003. The Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from quarter to quarter. Through the course of the current year, we expect that business for certain customers is likely to grow as customer programs ramp up to meet market demand. Conversely, we also expect business for certain customers to decline as certain product programs near completion. For the third quarter, the Company’s ten largest customers represented approximately 84% of revenue. Revenue from our three largest customers was $9.5 million from Ingenico, $9.5 million from IBM, and $7.0 million from Mars Electronics, representing 15.7%, 15.6% and 11.5%, respectively, of total revenue for the period. This compares with revenue from IBM of $20.7 million, Ingenico of $15.3 million and Square D of $8.1 million for the third quarter of 2003, representing 26.9%, 19.8% and $10.6%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period.

During the third quarter of 2004, 54.4% of our revenue was manufactured in Mexico, 23.9% in Canada, and 21.7% in the United States. For the third quarter of 2003, 58.7% of our revenue was manufactured in Mexico, 19.3% in Canada and 22.0% in the United States.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of our larger product lines manufactured for one of our customers, we could experience further declines in revenue.

Gross Profit

Gross profit decreased $0.9 million from $8.2 million, or 10.6% of revenue, for the third quarter of 2003 to $7.3 million, or 12.1% of revenue, for the third quarter of 2004. Gross profit for the third quarter of 2004 includes net proceeds of $1.8 million related to the settlement of a legal claim for obsolete inventory previously written off. Excluding the settlement of the obsolete inventory claim, gross profit was $5.5 million, or 9.1% of revenue, compared to $8.2 million, or 10.6% of revenue, for the same period last year. The reduction in gross profit dollars, excluding the proceeds of the inventory claim, is largely the result of the lower revenue base coupled with higher factory overhead costs as a percentage of revenue and the negative impact of recent foreign exchange fluctuations, partially offset by improved customer mix. The reduction in the gross margin percent, excluding the proceeds of the obsolete inventory claim, is due to higher factory overhead costs as a percentage of revenue coupled with the negative impact of recent foreign exchange fluctuations, partially offset by the positive effect of the change in customer mix. The effects of the change in customer mix on gross profit and gross margin is a result of a higher concentration of sales to the industrial sector relative to both the enterprise computing and networking and communications sectors. Margins in the industrial sector are typically higher due to a greater degree of product customization and smaller, more diversified lot sizes.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $0.6 million from $4.6 million, or 6.0% of revenue, for the third quarter of 2003 to $4.0 million, or 6.5% of revenue, for the third quarter of 2004. The decrease in selling, general and administrative expenses in absolute dollars is a result of corporate wide cost containment measures, partially offset by an investment in sales resources as part of the Company’s plan to add new customers and grow revenue. The increase in selling, general and administration expenses as a percentage of revenue is due to the lower revenue base.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $1.0 million for the third quarter of 2003 include the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The deferred finance costs related to the Recapitalization Transaction that closed on June 1, 2004 are recorded as interest expense for the third quarter of 2004.

Restructuring and Other Charges

The following table details the components of the restructuring and other charges:

(in millions)	Quarter ended October 3, 2004	Quarter ended September 28, 2003
Recovery of inventory previously written-down, included in cost of sales	$(1.8)	$—

Lease and other contract obligations	$—	$2.4
Adjustments to previously recorded lease and other contract obligations	(1.7)	(3.5)
Severance	1.0	1.1
Other facility exit costs	—	0.1
Adjustments to other facility exit costs	—	(0.6)
Proceeds on assets previously written down	—	(0.1)
Other charges	—	0.6

	$(0.7)	$0.0

	$(2.5)	$0.0

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility.

During the third quarter of 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $0.2 million during the third quarter of 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

Subsequent to the third quarter of 2004, the Company settled a legal suit related to the facility lease in Monterrey, Mexico. A recovery of $1.7 million has been recorded to adjust the provision to the amount of the settlement.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2001 Plan:

(in millions)	Accrual at July 4, 2004	Adjustment	Cash payments	Accrual at October 3, 2004
Lease and other contract obligations	$2.6	$(1.7)	(0.2)	$0.7

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2001 Plan:

(in millions)	Accrual at July 4, 2004	Adjustment	Cash payments	Accrual at October 3, 2004
US	$0.4	$—	$(0.2)	$0.2
Canada	2.2	(1.7)	—	0.5

	$2.6	$(1.7)	$(0.2)	$0.7

We expect the majority of the remaining restructuring accrual related to the 2001 Plan to be paid by the end of fiscal year 2004.

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs.

During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $0.3 million related to the 2002 Plan primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4.1 million for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of $2.4 million related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year, other facility exit costs of $0.1 million related to additional costs associated with the closure of the Charlotte facility and an adjustment to other facility exit costs of $0.7 million due to the settlement of certain obligations for less than the original estimated amounts.

Included in the amounts noted above are lease and other contract obligations of $0.2 million recorded in the third quarter of 2003 relating largely to additional costs associated with idling equipment leases at the Donegal facility. Severance costs of $1.1 million recorded during the third quarter of 2003 include $0.9 million related to the closure of the Charlotte facility and resizing of other facilities. The severance costs related to 96 plant and operational employees, primarily at the Charlotte facility. Other facility exit costs of $0.1 million recorded in the third quarter of 2003 relate largely to costs associated with closing the Charlotte facility.

The Company recorded adjustments to its initial 2002 restructuring plan during the third quarter of 2003 of $3.9 million. Adjustments to previously recorded lease and other contract obligations of $3.5 million and other facility exit costs of $0.4 million recorded during the third quarter of 2003 relate to the Company revising its original estimates associated with the costs of closing the Austin and Charlotte facilities, based on the settlement of certain liabilities for less than previously estimated and the effects of ongoing negotiations.

The Company also recorded during the third quarter of 2003 a gain of $0.1 million related to the disposal of assets previously written down at the Donegal facility and other charges of $0.6 million related to professional fees associated with the Company’s refinancing negotiations.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2002 Plan:

(in millions)	Accrual at July 4, 2004	Cash payments	Accrual at October 3, 2004
Lease and other contract obligations	$4.2	$(1.1)	$3.1
Severance	0.5	—	0.5
Other facility exit costs	0.2	(0.1)	0.1

	$4.9	$(1.2)	$3.7

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at July 4, 2004	Cash payments	Accrual at October 3, 2004
US	$3.0	$(0.5)	$2.5
Canada	1.1	(0.3)	0.8
Mexico	0.8	(0.4)	0.4

	$4.9	$(1.2)	$3.7

We expect the majority of the remaining restructuring accrual related to the 2002 Plan to be paid by the end of fiscal year 2005.

2004 plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan, to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, the Company recorded severance charges of $1.0 million relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1.0 million related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004. Also, the Company has settled a claim in its favour for net proceeds of $1.8 million, related to a four year dispute over obsolete inventory with a former customer.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2004 Plan:

(in millions)	Total charge October 3, 2004	Cash payments	Accrual at October 3, 2004
Severance	$1.0	$(0.2)	$0.8

We expect the majority of the remaining restructuring accrual related to the 2004 Plan to be paid by the end of fiscal year 2004.

The restructuring charges are based on certain estimates and assumptions using the best available information at the time.

Interest Expense

Interest expense decreased $0.1 million from $1.1 million for the third quarter of 2003 to $1.0 million for the third quarter of 2004. Interest expense for the third quarter of 2004 includes the amortization of deferred financing fees of $0.2 million offset by a reduction in interest expense of $0.1 million related to the amortization of the value of the cancelled warrants.

Income Tax Expense

For the third quarters of 2003 and 2004 income tax expense of $0.2 million and $0.1 million, respectively, was recorded related to taxes in certain jurisdictions.

Discontinued Operations

Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million. The Appleton facility has historically been included in the results of the United States segment. The Company recorded a restructuring charge of $3.2 million in the second quarter of 2003 reflecting the write-down of the assets to the estimated realizable value and a loss on disposal of discontinued operation of $0.2 million in the third quarter of 2003, which has been included in the loss from discontinued operations. Details of the net assets disposed of are as follows:

(in millions)
Proceeds on disposal	$3.1

Accounts receivable	1.9
Inventory	1.1
Prepaid expenses	0.1
Capital assets	1.7
Accounts payable	(1.4)
Accrued liabilities	(0.5)

Net assets disposed of	2.9
Costs of disposal	0.4

Loss on disposal of discontinued operation	$0.2

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Quarter ended
(in millions)	October 3, 2004	September 28, 2003
Revenue	$—	$2.5

Earnings (loss) from discontinued operations	$—	$(0.2)

Included in the earnings (loss) from discontinued operations for the three months ended September 28, 2003 is the loss on disposition of discontinued operation of $0.2 million.

Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration.

	Quarter ended
(in millions)	October 3, 2004	September 28, 2003
Earnings (loss) from discontinued operations	$—	$1.5

The earnings from discontinued operations for the third quarter of 2003 include the distribution from the proceeds of the liquidation of $2.3 million less additional charges of $0.7 million related to the wind-down of the facility and related operations.

Nine months ended October 3, 2004 compared to the nine months ended September 28, 2003

Revenue

Revenue decreased $32.7 million, or 14.3%, from $229.2 million for the first nine months of 2003 to $196.5 million for the first nine months of 2004. The decline in revenue resulted from lower production volume from IBM and Alcatel due to lower demand and certain programs nearing completion, resulting in approximately $30.9 million and $17.1 million, respectively, in lower revenue from these customers for the first nine months of 2004 compared to the same period in 2003. The reduction in revenue from IBM and Alcatel was partially offset by increases in revenue from other top ten customers. During the first nine months of 2004 the Company continued its focus on the industrial sector to achieve greater diversification and less concentration with top ten customers, resulting in a substantial change to the product mix from the first nine months of 2003. The industrial sector represented 59.7% of total sales for the first nine months of 2004, compared to 43.1% for the same period in 2003. The percentage of sales to both the enterprise computing and networking and the communications sectors declined to 28.9% and 11.4%, respectively, during the first nine months of 2004 from 38.9% and 18.0%, respectively, for the same period in 2003.

During the first nine months of 2004, we recorded approximately $6.0 million of sales of raw materials inventory to customers, which carried no margin, compared to $6.3 million for the same period in 2003. The

Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from quarter to quarter. Through the course of the current year, we expect that business for certain customers is likely to grow as customer programs ramp up to meet market demand. Conversely, we also expect business for certain customers to decline as certain product programs near completion. For the first nine months of 2004, the Company’s ten largest customers represented approximately 84% of revenue. Revenue from our three largest customers was $34.5 million from IBM, $33.6 million from Ingenico and $22.5 million from Square D representing 17.5%, 17.1% and 11.4%, respectively, of total revenue for the period. This compares with revenue from IBM of $65.4 million, Ingenico of $33.7 million and Alcatel of $23.4 million for the first nine months of 2003 representing 28.5%, 14.7% and 10.2%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period. Through the balance of the current year, we expect the revenue mix from our various customers to change such that Square D will likely no longer represent over 10% of our revenues as its major program with SMTC nears completion.

During the first nine months of 2004, 54.3% of our revenue was manufactured in Mexico, 26.0% in Canada, and 19.7% in the United States. For the first nine months of 2003, 44.7% of our revenue was manufactured in Mexico, 32.2% in the United States, 22.1% in Canada and 1.0% in Europe. We terminated manufacturing in Europe during the second quarter of 2003.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of our larger product lines manufactured for one of our customers, we could experience further declines in revenue.

Gross Profit

Gross profit increased $0.7 million from $20.8 million, or 9.1% of revenue, for the first nine months of 2003 to $21.5 million, or 10.9% of revenue, for the first nine months of 2004. Gross profit for the first nine months of 2004 includes proceeds of $1.8 million related to the settlement of a legal claim for obsolete inventory previously written off. Excluding the settlement of the obsolete inventory claim, gross profit was $19.7 million, or 10.0% of revenue, compared to $20.8 million, or 9.1% of revenue, for the same period last year. The reduction in gross profit dollars, excluding the settlement of the obsolete inventory claim, is largely the result of the lower revenue base, offset by improved utilization of fixed factory overhead expenses and change in customer mix. The improvement in the gross margin percent, excluding the proceeds of the obsolete inventory claim, is due largely to improved utilization of fixed factory overhead costs, improved customer mix, partially offset by the negative impact of recent foreign exchange fluctuations. The effects of the change in customer mix on gross profit and gross margin is a result of a higher concentration of sales to the industrial sector relative to both the enterprise computing and networking and communications sectors. Margins in the industrial sector are typically higher due to a greater degree of product customization and smaller, more diversified lot sizes.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $1.5 million from $14.0 million for the first nine months of 2003 to $12.5 million for the first nine months of 2004. Selling, general and administrative expenses for the first nine months of 2004 include an adjustment of $0.3 million related to proceeds received on the sale of an asset previously written off. Excluding this adjustment, selling, general and administrative expenses decreased $1.2 million from $14.0 million, or 6.1% of revenue, for the first nine months of 2003, to $12.8 million, or 6.5% of revenue, for the first nine months of 2004. The decrease in selling, general and administrative expenses is a result of corporate wide cost containment measures, partially offset by an investment in sales resources. The increase in selling, general and administrative expenses as a percentage of revenue is due to the lower revenue base.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $2.3 million for the first nine months of 2004 and $1.9 million for the first nine months of 2003 includes the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The deferred finance costs related to the Recapitalization Transaction that closed on June 1, 2004 are recorded as interest expense for the third quarter of 2004.

Restructuring and Other Charges

The following table details the components of the restructuring and other charges:

(in millions)	Nine months ended October 3, 2004	Nine months ended September 28, 2003
Recovery of inventory previously written-down, included in cost of sales	$(1.8)	$—

Lease and other contract obligations		2.5
Adjustments to previously recorded lease and other contract obligations	(1.7)	(4.1)
Severance	1.0	1.7
Other facility exit costs	—	0.1
Adjustments to other facility exit costs	—	(0.9)
Proceeds on assets previously written down	—	(0.3)
Other charges	—	0.9

	$(0.7)	$(0.1)

	$(2.5)	$(0.1)
Other charges (adjustments) included in selling, general and administrative expenses	(0.3)	—

	$(2.8)	$(0.1)

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility.

During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $0.2 million during fiscal year 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

During the first nine months of 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $0.2 million during the first nine months of 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

During the first nine months of 2004, the Company settled a legal suit related to the facility lease in Monterrey, Mexico. The Company recorded an adjustment of $1.7 million related to the settlement of the legal claim for less than originally estimated.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2001 Plan:

(in millions)	Accrual at December 31, 2003	Adjustment	Cash payments	Accrual at October 3, 2004
Lease and other contract obligations	$2.9	$(1.7)	$(0.5)	$0.7

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2001 Plan:

(in millions)	Accrual at December 31, 2003	Adjustment	Cash payments	Accrual at October 3, 2004
US	$0.7	$—	$(0.5)	$0.2
Canada	2.2	(1.7)	—	0.5

	$2.7	$(1.7)	$(0.5)	$0.7

We expect the majority of the remaining restructuring accrual related to the 2001 Plan to be paid by the end of fiscal year 2004.

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs.

During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $0.3 million related to the 2002 Plan primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4.1 million for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of

$2.4 million related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year, other facility exit costs of $0.1 million related to additional costs associated with the closure of the Charlotte facility and an adjustment to other facility exit costs of $0.7 million due to the settlement of certain obligations for less than the original estimated amounts.

Included in the amounts noted above are lease and other contract obligations of $0.3 million recorded in the first nine months of 2003 relating largely to additional costs associated with idling equipment leases at the Donegal facility. Severance costs of $1.7 million recorded during the first nine months of 2003 include $1.4 million related to the closure of the Austin and Charlotte facilities and resizing of other facilities. The severance costs related to 206 plant and operational employees, primarily at the Austin, Charlotte and Mexico facilities. Other facility exit costs of $0.1 million recorded in the first nine months of 2003 relate largely to costs associated with closing the Charlotte facility.

The Company recorded adjustments to its initial 2002 restructuring plan during the first nine months of 2003 of $5.1 million. Adjustments to previously recorded lease and other contract obligations of $4.1 million and other facility exit costs of $0.7 million recorded during the first nine months of 2003 relate to the Company revising its original estimates associated with the costs of closing the Austin and Charlotte facilities, based on the settlement of certain liabilities for less than previously estimated and the effects of ongoing negotiations.

The Company also recorded during the first nine months of 2003 a gain of $0.3 million related to the disposal of assets previously written down at the Donegal and Austin facilities and other charges of $0.9 million related to professional fees associated with the Company’s refinancing negotiations of $0.6 million and a discount of $0.3 million on the prepayment of shareholder loans for less than the carrying value.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at October 3, 2004
Lease and other contract obligations	$6.7	$(3.6)	$3.1
Severance	0.6	(0.1)	0.5
Other facility exit costs	0.3	(0.2)	0.1

	$7.6	$(3.9)	$3.7

The following table discloses the restructing amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at October 3, 2004
US	$4.3	$(1.8)	$2.5
Canada	1.7	(0.9)	0.8
Mexico	1.6	(1.2)	0.4

	$7.6	$(3.9)	$3.7

We expect the majority of the remaining restructuring accrual related to the 2002 Plan to be paid by the end of fiscal year 2005.

2004 plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan, to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation, offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, the Company recorded severance charges of $1.0 million relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1.0 million related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004. Also, the Company has settled a claim in its favour for net proceeds of $1.8 million, related to a four year dispute over obsolete inventory with a former customer.

The following table details the related amounts included in accrued liabilities as at October 3, 2004 relating to the 2004 Plan:

(in millions)	Total charge October 3, 2004	Cash payments	Accrual at October 3, 2004
Severance	$1.0	$(0.2)	$0.8

We expect the majority of the remaining restructuring accrual related to the 2004 Plan be paid by the end of fiscal year 2004.

Interest Expense

Interest expense decreased $0.4 million from $3.9 million for the first nine months of 2003 to $3.5 million for the first nine months of 2004. Interest expense for the first nine months of 2004 includes the amortization of deferred financing fees of $0.2 million offset by a reduction in interest expense of $0.1 million related to the amortization of the value of the cancelled warrants.

Income Tax Expense

The net tax expense recorded by the Company for the first nine months of 2004 includes $0.5 million related to an intercompany dividend and $0.4 million related to taxes in certain jurisdictions.

During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9.3 million was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount.

Taxes related to income from discontinued operations were offset against tax loss carryforwards.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the current economic environment, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. As a result, the total valuation allowance for deferred tax assets in all jurisdictions worldwide increased from approximately $34.5 million at December 31, 2002 to approximately $68.4 million at December 31, 2003. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

At December 31, 2003, the Company had total net operating loss carryforwards of approximately $142.4 million, of which $4.2 million will expire in 2010, $0.3 million will expire in 2011, $1.3 million will expire in 2012, $1.6 million will expire in 2018, $81.2 million will expire in 2021, $20.2 million will expire in 2022 and $33.6 million will expire in 2023.

Whether or not the Recapitalization Transaction results in an ownership change for purposes of Section 382 of the Internal Revenue Code (“Section 382”), which imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the recapitalization. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs.

Discontinued Operations

Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million. The Appleton facility has historically been included in the results of the United States segment. The Company recorded a restructuring charge of $3.2 million in the second quarter of 2003 reflecting the write-down of the assets to the estimated realizable value and a loss on disposal of discontinued operation of $0.2 million in the third quarter of 2003, which has been included in the loss from discontinued operations. Details of the net assets disposed of are as follows:

(in millions)
Proceeds on disposal	$3.1

Accounts receivable	1.9
Inventory	1.1
Prepaid expenses	0.1
Capital assets	1.7
Accounts payable	(1.4)
Accrued liabilities	(0.5)

Net assets disposed of	2.9
Costs of disposal	0.4

Loss on disposal of discontinued operation	$0.2

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Nine months ended
(in millions)	October 3, 2004	September 28, 2003
Revenue	$—	$10.8

Earnings (loss) from discontinued operations	$0.4	$(4.0)

Included in the earnings (loss) from discontinued operations for first nine months of 2003 is the loss on disposition of discontinued operation of $0.2 million, a restructuring charge of $3.2 million reflecting the write-down of the Appleton assets to the estimated realizable value and the loss from operations of $0.5 million.

Included in the earnings (loss) from discontinued operations for the first nine months of 2004 proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million.

Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration.

	Quarter ended
(in millions)	October 3, 2004	September 28, 2003
Earnings from discontinued operations	$0.4	$1.6

The earnings from discontinued operations for the first nine months of 2003 include the distribution from the proceeds of the liquidation of $2.3 million less additional charges of $0.7 million related to the wind-down of the facility and related operations.

The earnings from discontinued operations for the first nine months of 2004 include a further distribution from the proceeds of the liquidation of $0.4 million.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided from operations and borrowings under our existing credit facilities. We have also previously relied on our access to the capital markets. Our principal uses of cash have been to meet debt service requirements and to finance capital expenditures and working capital requirements. We anticipate our principal uses of cash in the future will continue to be to meet debt service requirements and to finance capital expenditures and working capital requirements.

Nine months ended October 3, 2004 Liquidity:

Net cash used in operating activities for the first nine months of 2004 was $1.0 million. Accounts receivable days sales outstanding improved to 43 days for the third quarter of 2004 from 60 days for the same period in 2003. Inventory turns declined to 6 times for the third quarter of 2004 from 9 times for the same period in 2003. Accounts payable days outstanding improved to 35 days for the third quarter of 2004 compared to 62 days for the same period last year. The improvement in accounts payable days is a result of additional liquidity provided by the Recapitalization Transaction. Upon completion of the Recapitalization Transaction in June, we focused our efforts on working with our suppliers to significantly reduce our payment cycle and reestablish market terms going forward. During the third quarter of 2004, the Company made $1.6 million of restructuring payments.

Net cash generated from financing activities for the first nine months of 2004 of $1.2 million consists of the net repayment of long-term debt of $30.3 million, the payment of deferred financing fees of $3.3 million and the repayment of capital leases of 0.2 million, offset by the proceeds from the issuance of capital stock and warrants, net of fees, of $25.8 million and 9.0 million, respectively and the repayment of shareholder loans of $0.1 million.

Net cash used in investing activities for the first nine months of 2004 was $0.3 million related to the purchase of capital assets.

Nine months ended September 28, 2003 Liquidity:

Net cash provided by operating activities for first nine months of 2003 was $1.0 million.

Net cash used in financing activities for the first nine months of 2003 was $4.0 million due to the net repayment of long-term debt of $7.7 million and the repayment of capital leases of $0.1 million, offset by a repayment of shareholder loans of $3.8 million.

Net cash used in investing activities for the first nine months of 2003 was $3.1 million related largely to the proceeds received on the sale of a discontinued operation.

Capital Resources

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” in 2004, the Company effectuated a Recapitalization Transaction through three main components: a private placement of equity securities, a transaction with the Company’s Pre-existing Lenders to repay a portion of and restructure a portion of the Company’s existing debt and a new secured credit facility:

•	On March 3, 2004, the Company closed in escrow a fully underwritten, committed private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US $29.9 million, US $27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. The net proceeds were released from escrow on June 1, 2004 and were used for debt reduction and working capital.

•	The Company satisfied debt that was owed to the Pre-existing Lenders by repaying $40 million of debt at par, exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement, and converting $27.5 million of debt into second lien subordinated debt with maturity ranging from four to five years.

•	The Company obtained a new, 3-year $40 million credit facility, subject to certain borrowing base conditions, from Congress.

The Recapitalization Transaction lowered the Company’s overall indebtedness by approximately $37.5 million, extended the term of the majority of the remaining indebtedness and provided additional liquidity. The level of indebtedness under our credit facility at December 31, 2003 was $70.1 million and at May 31, 2004 was $77.5 million. Immediately following the closing of the Recapitalization Transaction on June 1, 2004, we had approximately $40.0 million of indebtedness outstanding under the Credit Facilities. At October 3, 2004, we had $10.9 million of indebtedness outstanding under the Congress Credit Facility, $27.5 million of indebtedness outstanding under the Pre-existing Facility and $1.3 million related to the unamortized value of the cancelled warrants related to the Pre-existing Facility.

Having successfully completed the Recapitalization Transaction on June 1, 2004, our management believes that cash generated from operations, available cash and amounts available under our Credit Facilities will be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth through the next twelve months, although no assurance can be given in this regard, particularly with respect to amounts available under our Credit Facilities. The Company has agreed to a borrowing base formula under which the amount it is permitted to borrow under the Congress Credit Facility is based on the Company’s accounts receivable and inventory. Further, there can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. Our future operating performance and ability to service or refinance indebtedness will be subject to future economic conditions and to financial, business and other factors, certain of which are beyond our control.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist. Previous to the letter of understanding, the revolving credit facility required a lock-box arrangement, where all customer remittances were swept daily to reduce the borrowings outstanding. The original lock-box arrangement, combined with the existence of subjective acceleration clauses, required the Company to classify the borrowings under the revolving credit facility as a current liability on the balance sheet, pursuant to the guidance in the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 95-22, “Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box

Arrangement.” Accordingly, the Company is required to restate its balance sheet as at July 4, 2004 to reclassify the borrowings outstanding under the revolving credit facility as a current liability rather than a long-term liability as originally recorded. The Company filed a Form 8-K with the United States Securities and Exchange Commission on November 8, 2004 announcing the need for the restatement.

Because of the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses, the debt has been classified as long-term. The letter of understanding, although signed subsequent to the third quarter of 2004, qualifies as a refinancing of the revolving credit facility in effect at October 3, 2004 and as such, the debt is classified as long-term at October 3, 2004.

The subjective acceleration clauses allow the lenders to forego additional advances should they determine certain conditions exist, including a material adverse effect on the Company’s business, assets, operations, prospects or financial condition. Management believes that no conditions have occurred that would result in subjective acceleration by the lenders, nor do they believe that any such conditions will exist over the next twelve months. Furthermore, Congress has not informed the Company that any such condition or event has occurred.

Should the Company elect to change to the springing lock-box arrangement, as allowed under the letter of understanding, availability under the facility may be reduced by the eligible inventory. Pursuant to the letter of understanding, the Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2.5 million or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 to the December 31, 2003 Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following critical accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the accounts receivable to the amount management reasonably believes will be collected. A specific allowance is recorded against customer accounts receivable that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers. In determining the amount of the allowance, the Company considers factors, including the length of time the accounts receivable have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Inventory Valuation

Inventories are valued, on a first-in, first-out basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods. Inventories include an application of relevant overhead. The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated net realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to sell inventory to customers or on return to suppliers. If these assumptions change, additional write-downs may be required.

Restructuring and Other Charges

In response to excess capacity caused by the slowing technology end market, the Company recorded restructuring and other charges aimed at reducing its cost structure. In connection with exit activities, the Company recorded charges for inventory write-downs, employee termination costs, lease and other contractual obligations, long-lived asset impairment and other exit-related costs. These charges were incurred pursuant to formal plans developed by management. The recognition of restructuring and other charges required the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activities. The estimates of future liabilities may change, requiring the recording of additional charges or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provision are for their intended purposed in accordance with the developed exit plans.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 144 assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. In accordance with the provisions of Statement 144, the Company has presented the closure of its Cork facility in 2002 and sale of its Appleton facility in 2003 as discontinued operations.

Income Tax Valuation Allowance

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. Based upon consideration of these factors, management believes the recorded valuation allowance related to all of its loss carryforwards is appropriate.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Form 10-Q are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally; these expectations may differ materially from SMTC’s actual future experience involving any one or more of such matters and subject areas. SMTC cautions readers that all statements other than statements of historical facts included in this quarterly Form 10-Q regarding SMTC’s financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based upon estimates and assumptions made by SMTC’s management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized, and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) increased competition; (2) increased costs; (3) the inability to implement our business plan and maintain covenant compliance under our credit agreement; (4) the loss or retirement of key members of management; (5) increases in SMTC’s cost of borrowings or lack of availability of debt or equity capital on terms considered reasonable by management; (6) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; (7) changes in general economic conditions in the markets in which SMTC may compete and fluctuations in demand in the electronics industry; (8) the inability to manage inventory levels efficiently in light of changes in market conditions; and (9) the inability to sustain historical margins as the industry develops. SMTC has attempted to identify certain of the factors that it currently believes may cause actual future experiences to differ from SMTC’s current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed in the foregoing, SMTC’s business and results of operations are subject to the risks and uncertainties described under the heading “Factors That May Affect Future Results” below. The operations and results of SMTC’s business may also be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in SMTC’s reports filed with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

As a result of recent unfavorable economic conditions, reduced capital spending and changes in our customers’ manufacturing requirements, our sales have declined during the first, second and third quarters of 2004 and from fiscal year 2002 to 2003. In particular, sales to OEMs in the telecommunications and enterprise computing and networking industries worldwide were impacted during 2003. If general economic conditions worsen or fail to improve, we may experience a material adverse impact on our business, operating results and financial condition.

A majority of our revenue comes from a small number of customers; if we lose any of our larger customers, our revenue could decline significantly.

We operate in a highly competitive and dynamic marketplace in which current and prospective customers often seek to lower their costs through a competitive bidding process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the bidding process, however, there is also the potential for revenue decline to the extent we are unsuccessful in the process. Furthermore, even if we are successful, there is the potential for our margins to decrease.

Our largest three customers in the third quarter of 2004 were Ingenico, IBM, and Mars Electronics, which represented approximately 15.7%, 15.6% and 11.5%, respectively, of our total revenue in the second quarter of 2004. Our top ten largest customers (including IBM, Ingenico and Mars Electronics) collectively represented approximately 84.9% of our total revenue for the first nine months of 2004. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. In addition to having a limited number of customers, we manufacture a limited number of products for each of our customers. If we lose any of our largest customers or any product line manufactured for one of our largest customers, we could experience a significant reduction in our revenue. Also, the insolvency of one or more of our largest customers or the inability of one or more of our largest customers to pay for its orders could decrease revenue. As many of our costs and operating expenses are relatively fixed, a reduction in net revenue can decrease our profit margins and adversely affect our business, financial condition and results of operations.

Our industry is very competitive and we may not be successful if we fail to compete effectively.

The electronics manufacturing services (EMS) industry is highly competitive. We compete against numerous domestic and foreign EMS providers including Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI, Inc., Solectron Corporation, Benchmark Electronics Inc., Pemstar Inc. and Plexus Corp. In addition, we may in the future encounter competition from other large electronics manufacturers that are selling, or may begin to sell, electronics manufacturing services. Many of our competitors have international operations, and some have substantially greater manufacturing, financial, research and development and marketing resources and lower cost structures than us. We also face competition from the manufacturing operations of current and potential customers, which are continually evaluating the merits of manufacturing products internally versus the advantages of using external manufacturers.

We may experience variability in our operating results, which could negatively impact the price of our shares.

Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period. Our operating results may fluctuate in the future as a result of many factors, including:

•	variations in the timing and volume of customer orders relative to our manufacturing capacity;

•	variations in the timing of shipments of products to customers;

•	introduction and market acceptance of our customers’ new products;

•	changes in demand for our customers’ existing products;

•	the accuracy of our customers’ forecasts of future production requirements;

•	effectiveness in managing our manufacturing processes and inventory levels;

•	changes in competitive and economic conditions generally or in our customers’ markets;

•	willingness of suppliers to supply the Company on normal credit terms; and

•	changes in the cost or availability of components or skilled labor.

In addition, most of our customers typically do not commit to firm production schedules more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production to maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes anticipated orders from certain customers have failed to materialize, and at times delivery schedules have been deferred as a result of changes in a customer’s business needs. Any material delay, cancellation or reduction of orders from our larger customers could cause our revenue to decline significantly. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations. On other occasions, customers have required rapid and unexpected increases in production, which have placed burdens on our manufacturing capacity and adversely affected costs.

Any of these factors or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the electronics industry, which produces technologically advanced products with short life cycles.

Many of our customers are in the electronics industry, which is characterized by intense competition, short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. Our success is largely dependent on the success achieved by our customers in developing and marketing their products. Furthermore, this industry is subject to economic cycles and has in the past experienced downturns. A continued recession or a downturn in the electronics industry would likely have a material adverse effect on our business, financial condition and results of operations.

Shortage or price fluctuation in component parts specified by our customers could delay product shipment and affect our profitability.

A substantial portion of our revenue is derived from “turnkey” manufacturing. In turnkey manufacturing, we provide both the materials and the manufacturing services. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have a material adverse effect on our business, financial condition and results of operations. We are required to forecast our future inventory requirements based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease profit margins and operating income.

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay productions of all products using that component or cause cost increases in the services we provide. In addition, in the past, some of the materials we use, such as memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers allocate available quantities among their customers, and we have not been able to obtain all of the materials required. Our inability to obtain these materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. Also, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce operating income. Also we rely on a variety of common carriers for materials transportation, and we route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth and significant retrenchment in a short period of time.

Since 1995, we have completed seven acquisitions. Acquisitions may involve numerous risks, including difficulty in integrating operations, technologies, systems, and products and services of acquired companies; diversion of management’s attention and disruption of operations; increased expenses and working capital requirements; entering markets in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees and customers of acquired companies. In addition, acquisitions may involve financial risks, such as the potential liabilities of the acquired businesses, the dilutive effect of the issuance of additional equity securities, the incurrence of additional debt, the financial impact of transaction expenses and the amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.

In 2001 we implemented an operational restructuring plan that called for significant retrenchment. We closed our Denver and Haverhill facilities and resized operations in Mexico and Ireland in an effort to reduce our cost structure. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operates that facility in voluntary administration. During the third quarter of 2002, the Company took further steps to realign its cost structure and plant capacity. Furthermore, in 2003, we closed our sites in Austin, Texas, Donegal, Ireland and Charlotte, North Carolina and sold our manufacturing operations in Appleton, Wisconsin. Retrenchment has caused strain on our infrastructure, including our managerial, technical and other resources. In addition, we have reduced the geographic dispersion of our operations, which may make it harder for us to compete and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the EMS industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. There can be no assurance that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. There can be no assurance that capital will be available for these purposes in the future or that investments in new technologies will result in commercially viable technological processes.

Our business will suffer if we are unable to attract and retain key personnel and skilled employees.

Our business depends on our ability to continue to recruit, train and retain skilled employees, particularly executive management, engineering and sales personnel. Recruiting personnel in our industry is highly competitive. Our ability to successfully implement our business plan depends in part on our ability to attract and retain management and existing employees. There can be no assurance that we will be able to attract and retain executive officers and key personnel or attract qualified management in the future. In connection with our restructuring, we significantly reduced our workforce. If we receive a significant volume of new orders, we may have difficulty recruiting skilled workers back into our workforce to respond to such orders and accordingly may experience delays that could adversely effect our ability to meet customers’ delivery schedules.

Risks particular to our international manufacturing operations could adversely affect our overall results.

Our international manufacturing operations are subject to inherent risks, including:

•	fluctuations in the value of currencies and high levels of inflation;

•	longer payment cycles and greater difficulty in collecting amounts receivable;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	trade restrictions; and

•	dependence on key customers.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental and safety laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a major consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused such release. In addition we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby having a material adverse effect on our operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

At October 3, 2004, we had $10.9 million of indebtedness outstanding under our credit facilities with Congress Financial Corporation and its affiliates, which we refer to in this report as the “Congress Credit Facility.” The amount of indebtedness outstanding under the Congress Credit Facility fluctuates based on our operations. Under the Congress Credit Facility, we have a secured revolving credit and term loan facility of up to $40 million. At October 3, 2004, we also had $27.5 million of second lien, subordinated term indebtedness outstanding under our restructured, pre-existing credit facility, which we refer to in this report as the “Pre-existing Facility” (and together with the Congress Credit Facility, the “Credit Facilities”), with our pre-existing lenders, Lehman Commercial Paper Inc., The Bank of Nova Scotia, General Electric Capital Corporation, IBM Credit Corporation, Silver Point Capital L.P., Royal Bank of Canada, Comerica Bank, AMMC CDO I Limited and AMMC CDO II Limited, which we refer to in this report as the “Pre-existing Lenders.” Our debt, whether under our Congress Credit Facility or Pre-existing Facility, could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions;

•	We will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	We may have limited flexibility in planning for, or reacting to, changes in our business and industry;

•	We could be limited by restrictive covenants and the borrowing base formula in our credit arrangements in our borrowing of additional funds; and

•	We may fail to comply with covenants under which we borrowed our indebtedness which could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, our lenders could proceed against any collateral granted to them to secure that indebtedness. There can be no assurance that we will maintain compliance with the covenants under our Credit Facilities.

There can be no assurance that our leverage and such restrictions will not materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness to meet our financial and restrictive covenants and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under the Congress Credit Facility or successor facilities.

We face significant restrictions on our ability to operate under the terms of our Credit Facilities.

The terms of our Credit Facilities generally restrict, among other things, our ability to incur additional indebtedness, complete acquisitions, pay dividends or make certain other restricted payments, consummate certain asset sales, make capital expenditures, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of our assets (other than in the ordinary course of business). We are also required to maintain specified EBITDA (earnings before interest expense, income taxes, depreciation and amortization) levels under the Credit Facilities.

The Congress Credit Facility also has a borrowing base formula that limits our ability to borrow based on the characteristics of our accounts receivable and inventory.

If we are not able to comply with these covenants and requirements, customers may lose confidence in us and reduce or eliminate their orders with us which may have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and those of our subsidiaries are pledged as security under our Credit Facilities.

Institutional investors have influence over our business, and could delay, deter or prevent a change of control or other business combination.

Certain of our institutional investors have representatives on our Board of Directors, including investment funds affiliated with Bain Capital, LLC and investment funds affiliated with Celerity Partners. By virtue of their stock ownership and Board representation, certain of our institutional investors could have a significant influence over all matters submitted to our stockholders, including the election of our directors, and could exercise significant control over our business policies and affairs.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable.

Provisions in our charter, by-laws and certain provisions under Delaware law may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our shares could suffer.

The Company’s ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

Section 382 of the Internal Revenue Code (“Section 382”) imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change”. Whether or not the Recapitalization Transaction results in an ownership change for purposes of Section 382 depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs. As of December 31, 2003, the Company had total net operating loss carryforwards (both U.S. and Canadian) of approximately $142.4 million.

The issuance of additional authorized shares of common stock may dilute the voting power and equity interest of present stockholders and may prevent a hostile takeover of the Company.

Shares of authorized but unissued common stock may be issued from time to time by our Board of Directors without further stockholder action unless such action is required by Delaware law, under which the Company is incorporated, our charter, or the rules of the Nasdaq National Market System. Additional authorized but unissued shares of common stock might be used in the context of a defense against or response to possible or threatened hostile takeovers. It is not possible to predict in advance whether the issuance of additional shares will have a dilutive effect on earnings per share as it depends on the specific events associated with a particular transaction.

Item 3: Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our credit facilities bear interest at both floating and fixed rates. The weighted average interest rate on our credit facilities for the quarter ended October 3, 2004 was 7.3%. At October 3, 2004, our revolving credit facility of $9.7 million bore interest at 5.25% based on the U.S. prime rate and our tranche A term debt bore interest at 7.25% based on the U.S. base rate. If the U.S. base rates increased by 10%, our weighted average interest rate would have risen to 8.5% and our interest expense would have increased by approximately $0.1 million annually.

Foreign Currency Exchange Risk

At October 3, 2004, approximately Cdn $7,2 million of our borrowings under our revolving credit facility were denominated in Canadian dollars causing a foreign exchange loss due to the recent strengthening of the Canadian dollar relative to the US dollar. Subsequent to the quarter end, we reduced our Canadian dollar denominated borrowings to a minimal amount, thus reducing further exposure to foreign exchange fluctuations.

Most of our sales are denominated in U.S. dollars. Most of our purchases are denominated in U.S. dollars, with the exception of Canadian and Mexican payroll and other various expenses denominated in local currencies. As a result we have relatively little exposure to foreign currency exchange risk.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on their evaluation, the Company’s Chief Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms.

Changes in Internal Control Over Financial Reporting. There have been no changes in internal control over financial reporting that occurred during the second quarter of 2004, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II OTHER INFORMATION

ITEM 6. EXHIBITS

List of Exhibits:

10.1	Exchange Agent Agreement dated as of October 1, 2004 by and between SMTC Corporation and Mellon Investor Services LLC.

10.2	Letter of Understanding dated as of November 16, 2004 by and between Congress Financial Corporation (Canada) and SMTC Corporation.

31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SMTC Corporation has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

SMTC CORPORATION

By:	/s/ John Caldwell
Name:	John Caldwell
Title:	President and CEO

By:	/s/ Jane Todd
Name:	Jane Todd
Title:	Chief Financial Officer

Date: November 17, 2004

EXHIBIT INDEX

Exhibit Number	Document
10.1	Exchange Agent Agreement dated as of October 1, 2004 by and between SMTC Corporation and Mellon Investor Services LLC.

10.2	Letter of Understanding dated as of November 16, 2004 by and between Congress Financial Corporation (Canada) and SMTC Corporation.

31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 17, 2004.